UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

17 September 2010

Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Moody’s Global Credit Research

The following is an extract from Global Credit Research issued by Moody’s Investors Service on 16 September 2010:

“Moody’s Investors Service has today confirmed all the ratings of BP p.l.c., including the A2/P-1 senior unsecured ratings and the debt obligations of subsidiaries that are guaranteed by BP. At the same time, Moody’s has also confirmed the A3 issuer rating of BP Finance plc and the Baa1 issuer rating of BP Corporation North America Inc. (BPCNAI). The outlook for all ratings is stable.

Today’s rating action concludes the review for possible downgrade of BP’s ratings that Moody’s initiated on 3 June 2010 in response to (1) the considerable uncertainty about the scope and magnitude of the ultimate containment and clean-up costs, as well as (2) litigation exposure faced by the group following the oil spill in the Gulf of Mexico caused by the explosion on the Transocean Deepwater Horizon drilling rig. “The confirmation of BP’s ratings with a stable outlook reflects Moody’s expectation that BP will be able to sustain financial metrics that are commensurate with an A2 rating under a range of likely outcomes for the ultimate total costs resulting from the oil spill,” explains Francois Lauras, Vice President -- Senior Credit Officer in Moody’s Corporate Finance Group in London. While Moody’s expects that the company’s credit profile will be burdened by litigation and other costs for a number of years, the rating agency says that the most likely impacts were already incorporated in the multi-notch rating downgrades that Moody’s implemented following the accident. Moody’s notes that, since the last downgrade in June, BP has been successful in capping the Macondo well and has taken significant steps to bolster its liquidity and to line up asset sales.

BP’s A2 rating and stable outlook reflect Moody’s view that the spill will ultimately result in very large fines and payments to settle litigation claims. Increased scrutiny of offshore activities will also result in higher capital and operating costs. The company has already taken an after-tax charge of USD22 billion against its Q2 earnings, and the current ratings acknowledge that ultimate costs could potentially be substantially higher. Moody’s has assessed the potential impact of scenarios in which (1) fines and penalties are at the top end of the range stipulated under the Clean Water Act; (2) damages are significantly in excess of the USD20 billion escrow fund set up to satisfy OPA 90 claims under the Gulf Coast Claims Facility and claims for damages; and (3) recovery from BP’s partners in the Macondo well is less than the pro-rata shares. “Despite the considerable uncertainty around the ultimate cost to BP, Moody’s believes that the group should be able to accommodate expenses and cash outlays that are equivalent to twice the charge already incorporated by the group in its Q2 results, while maintaining a financial profile in line with its A2 rating,” says Mr. Lauras.

The group’s ability to pay very large fines and legal claims is underpinned by annual cash flow generation in excess of USD30 billion in recent years and its sizeable base of potentially saleable assets. Moody’s rating assessment is based on the premise that BP will successfully execute its USD25-30 billion asset disposal programme (a significant step-up from the USD10 billion target set out in mid-June) over the next 18 months and maintain prudent financial and dividend policies that will enable the company to reduce net debt in line with its publicly stated target of USD10-15 billion by the end of 2011. The company has announced the sale of various upstream assets in the US, Canada and Egypt for USD7 billion and the sale of its oil and gas exploration, production and transportation business in Colombia for USD1.9 billion. BP has also negotiated additional committed bank lines that supplement a cash balance in excess of USD7 billion reported on balance sheet at the end of Q2.

According to Moody’s, the factors that could over time lead to a rating upgrade include an overall positive outcome for legal actions and investigations (including the removal of the threat that BP could be found to be grossly negligent for the Gulf of Mexico spill), together with continuing robust cash flow generation and the maintenance of conservative financial policies.

Conversely, BP’s rating could be downgraded should the ultimate costs related to the Gulf of Mexico oil spill appear likely to exceed Moody’s current range of assumptions due to higher-than-expected fines and settlements, or because a finding of gross negligence becomes more likely, or if cash generated from operations and asset disposals falls below expectations.

Moody’s previous rating action on BP was the downgrade of the company’s long-term senior unsecured ratings to A2 from Aa2 on 18 June 2010.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 17 September 2010	/s/ D J Pearl
D J PEARL
Deputy Company Secretary